Exhibit 99.1

4th quarter results for FY 2013

(period ended 30 June 2013)

Supplemental information to management discussion August 6, 2013

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

PRIMA BIOMED

Important Notice

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please contact Prima BioMed and/or refer to the Company’s website for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

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Highlights of the 4th Quarter

Approximately A$7.71 million received during the share purchase plan and options entitlement offer to help continue Prima’s clinical and manufacturing development plans

CAN-003 (phase 2 ovarian cancer trial) abstract accepted for oral presentation at the European Cancer Congress on October 1st in Amsterdam. Dr. Jeffrey Goh will deliver the presentation

Continued rollout of the CAN-004 trial – the “CANVAS” study

Announced plans to launch three exploratory, phase 2 trials of CVac for the treatment of resectable pancreatic, triple-negative breast, and metastatic colorectal cancers

Japanese method of use patent for CVac granted

Russell J. Howard, PhD appointed as a non-executive director

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R&D Update

CAN-003: upcoming data for all 63 patients:

– Immune monitoring data in 3rd quarter of CY 2013

– Topline PFS and initial OS data presented October 1st

CAN-004 (CANVAS) – controlled roll-out continues:

– 38 cell collection centers activated and eligible to receive patients for the trial, up from 31 last quarter

– 44 clinical centers activated and allowed to recruit patients, up from 30 sites

– 75 patients have consented to participate & screened; 46 patients met study criteria and randomized

– 9 patients have completed their first-line chemotherapy and continued onto the dosing stage of the trial

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CVac – exploratory phase 2 program

Saxony Development Bank (Germany) awarded EUR 3.8 million to co-fund additional CVac trials

Announced new clinical targets:

Triple negative breast cancer

Metastatic colorectal cancer

Resectable pancreatic cancer

Strong background & rationale:

Demonstrated immuno-reactive cancer targets

Potential of mucin 1 cancer target

Unmet medical needs

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Financial results for the Quarter ended 30 June 2013*

Net cash outflow for the quarter: A$ 2.55 million

Net cash outflow for FY 2013: A$ 15.31 million

Cash received from grants in Q4: A$ 101,000

Cash & term deposits at end of quarter: A$ 30.02 million

Projected loss for FY 2013: A$ 15.3 million

*according to International Financial Reporting Standards (IFRS). Results to be read in conjunction Appendix 4C published in compliance with ASX listing rules.

PRIMA BIOMED